Ex99-2Form 51-102F3
Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 810– 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

September 17, 2018

Item 3News Release

The news release was disseminated on September 17, 2018 by way of the facilities of Stockwatch.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4Summary of Material Change

The Company is pleased to announce the appointment of Ms. Zula Kropivnitski as its Chief Financial Officer (“CFO”).

Item 5Full Description of Material Change

5.1Full Description of Material Change

The Company is pleased to announce the appointment of Ms. Zula Kropivnitski as its Chief Financial Officer (“CFO”).

Ms. Kropivnitski is a certified public accountant, CGA with over 10 years of public company experience. She acts as the CFO of public companies with a combined market capitalization approaching $80 million. Ms. Kropivnitski is involved in all areas of financial reporting, corporate finance, and has over ten years of international experience. Ms. Kropivnitski received her Certified General Accountant professional accounting designation from the Certified General Accountants Association of British Columbia and later obtained her ACCA designation from the Association of Chartered Certified Accountants based in London, UK. She has Master of Mathematics and Master of Economics degrees from universities in Russia.

The appointment follows the resignation of Dong Shim as CFO. The Company would like to thank Mr. Shim for his service and wishes him well with all his future endeavors.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Bob Rai, Chief Executive Officer and Director

Business Telephone:604-247-2639

Facsimile:604-247-2693

Item 9Date of Report

September 17, 2018